Exhibit 3.5
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
WOODBRIDGE HOLDINGS CORPORATION
     The Amended and Restated Articles of Incorporation, as amended, of WOODBRIDGE HOLDINGS CORPORATION, a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.10025 of the Florida Business Corporation Act, and such amendments are set forth as follows:
          FIRST: Upon the close of business on the date these Articles of Amendment are filed with the Florida Department of State (the “Effective Time”), each five (5) shares of the Corporation’s Class A Common Stock, par value $.01 per share (‘‘Class A Common Stock’’), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock, and each five (5) shares of the Corporation’s Class B Common Stock, par value $.01 per share (‘‘Class B Common Stock’’), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class B Common Stock, in each case without any further action by the Corporation or the holder thereof, subject to the treatment of fractional shares as described below (the ‘‘Reverse Stock Split’’). No certificates representing fractional shares of Class A Common Stock or Class B Common Stock shall be issued in connection with the Reverse Stock Split. Rather, fractional shares created as a result of the Reverse Stock Split shall be rounded up to the next largest whole number, such that, in lieu of fractional shares, each shareholder who otherwise would be entitled to receive fractional shares of Class A Common Stock or Class B Common Stock as a result of the Reverse Stock Split shall instead be entitled to receive the next largest whole number of shares of Class A Common Stock or Class B Common Stock, as the case may be.
          SECOND: The first two paragraphs of Article III shall be deleted in their entirety and replaced with the following:
“The aggregate number of shares of capital stock which this Corporation shall have authority to issue is Thirty-Seven Million (37,000,000) of which Five Million (5,000,000) shall be preferred stock, par value $.01 per share, and of which Thirty-Two Million (32,000,000) shall be common stock, par value $.01 per share, consisting of Thirty Million (30,000,000) shares of a class designated “Class A Common Stock” and Two Million (2,000,000) shares of a class designated “Class B Common Stock” (the Class A Common Stock and the Class B Common Stock are sometimes hereinafter referred to collectively as the “Common Stock”). The preferred stock may be divided into and issued in series by the Board of Directors as set forth below. The Board of Directors shall fix the consideration to be received for each share. Such consideration shall consist of any tangible or intangible property or benefit to this Corporation, including cash, promissory notes, services performed or securities of other corporations or entities and shall have a value, in the judgment of the Board of Directors, equivalent to or greater than the full par value of the shares. In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance.”
          THIRD: Section A(1)(i) of Article III shall be deleted in its entirety and replaced with the following:
“(i) Class A Common Stock. On all matters presented for a vote of shareholders, holders of Class A Common Stock shall be entitled to one vote for each share held. Until the total number of outstanding shares of Class B Common Stock shall first fall below 120,000 shares (a “Trigger Event”), the Class A Common Stock shall possess in the aggregate 53% of the total voting power of the Common Stock.”